

June 15, 2010

Michael J. Celebrezze
Senior Vice President of Finance,
Chief Financial Officer and Treasurer
LCA-Vision Inc.
7480 Montgomery Road
Cincinnati, OH 45236

   Re: **LCA-Vision Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File Number 000-24469

      Definitive Proxy Statement
      Filed April 1, 2010

Dear Mr. Celebrezze:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Jeffrey Riedler
         Assistant Director